Changes in Affiliates (New Affiliate)

POSCO E&E is a new affiliate company of the POSCO Group. POSCO owns 100 percent of the total issued and outstanding shares of POSCO E&E.

Company to be affiliated:

• Company Name: POSCO E&E

• Total Assets (KRW): 17,400,000,000

• Total Shareholders’ Equity (KRW): 17,400,000,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 17,400,000,000

• Current total number of affiliated companies: 116